AMENDMENT TO
GODADDY INC.
2015 EQUITY INCENTIVE PLAN
This Amendment (this “Amendment”) to the GoDaddy Inc. 2015 Equity Incentive Plan (the “Plan”), is effective as of February 2, 2023. All capitalized terms used but not defined herein shall have the meaning ascribed to them in the Plan.
1.Section 2(b) of the Plan is amended and restated in its entirety as follows:
(b) Automatic Share Reserve Increase. The number of Shares available for issuance under the Plan will be increased on the first day of each Fiscal Year beginning with the 2016 Fiscal Year and ending with the 2022 Fiscal Year, in an amount equal to the least of:
(i)20,570,922 Shares,

(ii)4% of the total number of all classes of Company’s common stock outstanding on the last day of the immediately preceding Fiscal Year, and

(iii)a lower number of Shares determined by the Administrator.
For the avoidance of doubt, effective as of the first day of the 2023 Fiscal Year, no additional Shares shall become available for issuance under the Plan pursuant to this Section 2(b).

2.The second sentence of Section 17 of the Plan (“Term of the Plan”) is amended and restated in its entirety as follows:
It will continue in effect until terminated under Section 18, but no Incentive Stock Options may be granted after 10 years from the date adopted by the Board and Section 2(b) will operate only through the end of the 2022 Fiscal Year.

3.Except as set forth in this Amendment, all other terms and conditions of the Plan shall remain in full force and effect.
This Amendment was authorized, adopted and approved by the Compensation and Human Capital Committee of the Board of Directors of GoDaddy, Inc. on February 2, 2023.

GO DADDY INC.

By: _/s/ Michele Lau__________________
Michele Lau
Chief Legal Officer and Corporate Secretary